Exhibit 12.1

ALLERGAN, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six months ended June 30,		Year Ended December 31,
	2012		2011		2010		2009		2008		2007
Computation of Earnings:
Income from continuing operations before taxes	$526.7		$1,299.7		$170.8		$848.5		$762.2		$664.4
Net interest expense	32.9		71.8		78.7		76.9		85.5		94.6
Interest portion of operating lease expense	3.3		10.2		11.2		11.6		14.3		13.2

Earnings	$562.9		$1,381.7		$260.7		$937.0		$862.0		$772.2

Computation of Fixed Charges
Net interest expense	$32.9		$71.8		$78.7		$76.9		$85.5		$94.6
Capitalized Interest	0.4		1.0		0.5		1.0		2.0		2.0
Interest portion of operating lease expense	3.3		10.2		11.2		11.6		14.3		13.2

Fixed Charges	$36.6		$83.0		$90.4		$89.5		$101.8		$109.8

Ratio of Earnings to Fixed Charges	15.4	x	16.6	x	2.9	x	10.5	x	8.5	x	7.0	x

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preference dividends are identical to the ratios presented in the table above.